

January 30, 2009

Mr. Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.
Suite 410, 475 West Georgia Street,
Vancouver, British Columbia
Canada V6B 4M9

>   **Re: Petaquilla Minerals Ltd.**
>   **Form 20-F/A for the Transition Period Ended May 31, 2008**
>   **Filed November 26, 2008**
>   **Form 6-K Furnished November 28, 2008**
>   **File No. 000-26296**

Dear Mr. Moubarak:

    We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Transition Period Ended May 31, 2008

General

1.   Please number the pages to your financial statements.

Risk Factors, page 13

The requirements of the Ley Petaquilla may have an adverse impact…, page 16

2.   We note your disclosure that you have transferred your indirect interest in the copper deposits held by Minera Petaquilla, S.A. to Petaquilla Copper Ltd. We also note your disclosure that Minera Petaquilla, S.A. holds the Petaquilla concession. Please advise us regarding the effect of the transfer of your interest in the copper deposits held by Minera Petaquilla on the concession as it relates to your rights to explore the Molejan gold deposit. In addition, please advise us regarding any related risks to you as they existed at the time you filed your annual report. For example, please clarify how the requirements of the Ley Petaquilla may have an adverse impact on your company since the transfer of your interest in the copper deposits held by Minera Petaquilla.

Information on Our Company, page 20

Financing Agreement with Teck Corporation, page 21

3.   We note your disclosure that in connection with your financing agreement with Teck Corporation, you agreed to grant Teck Cominco Limited the right to earn fifty percent of, among other things, your interest in the "Petaquilla Property." We also note that such term is not defined in your filing. Please clarify whether Teck Corporation's rights extend to your interest in the Molejan gold deposit.

Business Overview, page 25

Molejon Property – Panama, page 27

4.   Please expand your disclosure to describe the material effects of governmental regulation on your Molejon project. See Item 4.B.8 of Form 20-F. For example, please describe in this section the governmental approvals required in connection with such project.

Operating and Financial Review and Prospects, page 53

Operating Results, page 53

5.   We note your disclosure that you changed your fiscal year end from April 30 to
        May 31, and that you made such change to demonstrate to the Panamanian
        government that you had sufficient funds to continue work on the mine. Please
        advise us how your change in fiscal year end would demonstrate such information
        to the Panamanian government.

6.   Please expand your discussion regarding your results of operations to discuss the
        causes of material changes from year to year in your financial statement line
        items. For example, please discuss, with respect to your 13 months ended May
        31, 2008, the gain on the sale of investments of $4,697,182, the $4,715,413 loss
        from equity investment and the gain of $13,277,095 on dilution of equity
        investment. See Item 5 of Form 20-F.

Liquidity and Capital Resources, page 54

7.   We note your auditor's report includes an explanatory paragraph indicating there
        is substantial doubt about your ability to continue as a going concern. Please
        disclose the pertinent conditions that give rise to this assessment, the possible
        effects of such conditions and your plans to overcome these financial difficulties,
        indicating how you intend to generate cash to support your operations during the
        following twelve months, to comply with Section 607.02 of the Financial
        Reporting Codification.

Controls and Procedures, page 84

8.   We note your disclosure that your management concluded that your internal
        control over financial reporting was not effective as of May 31, 2008. We also
        note your disclosure that management has identified certain areas where it can
        improve process controls and that management intends to incorporate these
        changes into the control over the financial reporting over the next twelve months.
        Please expand your disclosure regarding your plans for taking remedial actions
        with respect to the identified material weaknesses. For example, please describe
        your plans for addressing the material weaknesses and quantify the anticipated
        costs of such remedial measures.

9.   Please provide a statement that your registered public accounting firm that
        audited your financial statements included in your annual report has issued an

attestation report on management's assessment of your internal control over financial reporting. See Item 15(b)(4) of Form 20-F.

10.   We note your statement that "[o]ther than the foregoing, during the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits, page 89

11.   Please file all material contracts required by the Instructions to Exhibits in Form 20-F. For example, please file the Molejon Gold Project Agreement dated June 2, 2005 and your employment agreement with Bassam Moubarak. In addition, please file your plan of arrangement with Petaquilla Copper Ltd. that was effective on October 18, 2006 or confirm, if true, that such agreement is not to be performed in whole or in part after the filing of your annual report.

Financial Statements

12.   We note you have changed your fiscal year end from January 31 to April 30 and from April 30 to May 31, and these changes resulted in you filing transition reports that included audited financial statements for the fifteen month period ended April 30, 2007 and the thirteen month period ended May 31, 2008. Please note that Rule 13a-10(g)(2) of the Exchange Act does not allow a transition report to cover a period longer than twelve months.

With regard to the change in your fiscal year end from January 31 to April 30, we note you announced this change on March 14, 2007 in a Form 6-K submitted on May 10, 2007. Since you announced the change after the end of your fiscal year, you were required to file an annual report for the fiscal year ended January 31, 2007 on or before July 31, 2007. In addition, you were required to file a transition report for the period February 1, 2007 to April 30, 2007. This transition report should have been filed on or before July 31 2007.   Refer to Rule 13a-10(g)(4) of the Exchange Act for additional guidance.

Please tell us the date you determined to change your fiscal year end from April 30 to May 31. If the determination date was before April 30, 2008, you were required to file a transition report for the one month period ended May 31, 2007 and an annual report for the fiscal year ended May 31, 2008. In this case, the transition report may be included with the annual report. However, if the determination date was after April 30, 2008, you were required to file an annual report for the fiscal year ended April 30, 2008 on or before October 31, 2008. A separate transition report for the one month ended May 31, 2008 would be required, except you may include this with your next annual report for the fiscal year ended May 31, 2009. Refer to Rule 13a-10(g)(5) of the Exchange Act for additional guidance.

Please contact us by telephone to discuss the filing of your transition reports to comply with the guidance we have provided.

Senior Secured Notes

13.   We note it is your accounting policy to expense financing costs in the period in which they are incurred and that you expensed $3,974,266 of financing costs in conjunction with the issuance of senior secured notes in 2008. Please note that under U.S. GAAP, debt issuance costs are capitalized and amortized over the life of the underlying debt instrument under the guidance of EITF 86-15. Please tell us why you have not addressed this difference in accounting at Note 27.

Differences between Canadian and United States Generally Accepted Accounting Principles

Mineral properties

14.   We note for U.S. GAAP purposes you expense exploration costs relating to unproven mineral properties. Further, we note for U.S. GAAP purposes you have expensed all costs that for Canadian GAAP purposes were capitalized and classified as Mineral Properties on your balance sheets. Tell us the extent to which these costs represent acquisition costs of mineral rights, which would be capitalized under U.S. GAAP in accordance with the guidance in EITF 04-02 and subject to impairment testing under SFAS 144 and EITF 04-3.

15.   We also note that for U.S. GAAP purposes, you expensed $3,938,717 of deferred amortization on mining equipment and $3,927,704 of plant equipment costs. Tell us whether the plant equipment costs are presented net of accumulated amortization.

Form 6-K furnished November 28, 2008

16. We note your disclosure that you are an emerging gold producer scheduled to bring your Molejon gold project into production in the latter half of December 2008. We further note your disclosure that on November 26, 2008 the National Authority of the Environment approved your environmental impact study and mandated "other measures." You also disclose in your report on Form 6-K furnished on January 20, 2009 that the conditions must be satisfied before you "can attain full commercial production" of the Molejon gold mine. Please inform us supplementally regarding the additional measures mandated by the National Authority of the Environment, the restrictions imposed on your operations until you have satisfied such mandates, and your progress in satisfying these mandates. In addition please advise us of your current process facility operational status, i.e. mechanical completion, wet commissioning, commissioning, and/or production level.

Engineering Comments

Property, Plants and Equipment, page 30

17. We note that you refer to the Molejon gold deposit as being in the advanced development and preproduction phase. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage may be appropriately used when companies are engaged in preparing reserves for production, and the term production stage would apply when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please revise all disclosures using the terms develop, development or production throughout your document, to replace this terminology, as needed, with terms such as explore or exploration. It should be clear that you have not progressed beyond the exploration stage for any of your properties. This includes disclosure under this heading, also on page 13 under Risk Factors, and the use of these terms in the Financial Statement head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification.

Exploration - Results Obtained by Us or on Our Behalf, page 38 & 40

18. We note you have discussed sample ranges by describing the encouraging results obtained from your program with values of up to 0.94% copper. When reporting the results of sampling and chemical analyses, please address each of the following points regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Exploration - Results Obtained by Us or on Our Behalf, page 40

19.   We note that you disclose several quantity estimates using multiple cutoff grades. As the cutoff grade is a critical component used to evaluate the potential of mineral properties, we believe that further clarification is warranted. Please disclose the key assumptions associated with each cutoff grade for each of your estimates; and explain how the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. It should be clear that you have utilized reasonable assumptions for the location, deposit scale, continuity, mining method, metallurgical processes, recovery parameters, operating costs, and metal prices, e.g. based on a three-year historic average.

Exploration - Results Obtained by Us or on Our Behalf, page 42

20.   We note you reference a resource estimate with no cut-off grade applied for a total resource of over 2.8 million ounces of gold. A statement of this nature generally describes mineralization without regard to economic considerations or viability. All mineral resources must have reasonable prospects for economic extraction. For both operating mines and undeveloped properties, this means that any reportable resource estimates must be delimited using an economically based "cutoff" to segregate resources or quantity estimates from just mineralization. Please remove this statement from your filing.

Conclusion / Reserves, page 48

21.   We note your description of the final study which concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS_2 as well as recoverable silver. We understand that the estimates are actually proven and probable reserves rather than measured, indicated, and inferred resources. If you agree, please revise accordingly. It also appears that the $MoSO_2$ grade should be stated as 0.015 %.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director